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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Financial Performance Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   317630 30 9
                                 (CUSIP Number)

                              Charles M. Modlin, Esq.
                       Modlin Haftel & Nathan LLP
                                777 Third Avenue
                            New York, New York 10017
                                 (212) 832-1600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 16, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]

                               Page 1 of 8 pages






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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 317630 30 9

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey S. Silverman      SS#      ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [  ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             4,131,000* (See Item 5)
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              See Item 5
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                4,131,000* (See Item 5)
WITH                      -----------------------------------------------------
                              10)     SHARED DISPOSITIVE POWER
                                   See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,131,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                  [  ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.14%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
* Includes 3,250,000 shares of Common Stock issuable upon exercise of the Aggregate Silverman Stock Options held by the Reporting Person and 200,000 shares of Common Stock issuable upon conversion of the Company's Class A Convertible Preferred Stock held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Silverman Stock Options held by the Reporting Person and the full conversion of the Class A Convertible Preferred Stock into Common Stock held by the Reporting Person.



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                                  SCHEDULE 13D

CUSIP No. 317630 30 9
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald Nash       SS#     ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    [ ]
                                                              (b)    [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          4,073,000* (See Item 5)
SHARES                 --------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            See Item 5
EACH                   --------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              4,073,000* (See Item 5)
WITH                   --------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                   See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         4,073,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                                                   [  ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.76%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

* Includes 3,250,000 shares of Common Stock issuable upon exercise of the Aggregate Nash Stock Options held by the Reporting Person and 200,000 shares of Common Stock issuable upon conversion of the Company's Class A Convertible Preferred Stock held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Nash Stock Options held by the Reporting Person and the full conversion of the Class A Convertible Preferred Stock into Common Stock held by the Reporting Person.

         The filing of this Statement does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons has made, and will continue to make, his own investment decisions. Although the Reporting Persons expect to consult with each other from time to time concerning matters relating to their respective investments in the Company and the business of the Company, the investment decisions of one Reporting Person may or may not coincide with the investment decisions made by the other Reporting Person. See
Item 4. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person.


                         Amendment No. 2 to Schedule 13D


         This Statement amends and supplements the statement on Schedule 13D dated November 24, 1999 filed by Jeffrey Silverman and Ronald Nash (the "Initial
Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company"), as amended by Amendment No. 1 filed by Jeffrey Silverman and Ronald Nash on January 14, 2000 (the "Amendment No. 1"). Notwithstanding this Amendment No. 2, the Initial Schedule 13D and the Amendment No. 1 speak as of their respective dates. Capitalized terms used herein without definition have the meanings assigned to such terms in the Initial Schedule 13D and the Amendment No. 1. Unless otherwise specified herein, the Initial Schedule 13D and the Amendment No. 1 are collectively referred to herein as the "Schedule 13D."

         ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," IS HEREBY AMENDED TO ADD THE FOLLOWING NEW PARAGRAPHS AT THE END
THEREOF:

         As of January 16, 2001, the Reporting Persons, taken together, beneficially owned an aggregate of 8,204,000 shares of Common Stock (including 6,500,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options and 400,000 shares issuable in the future upon conversion of the Class A Convertible Preferred Stock into Common Stock held by the Reporting Persons described in Item 4 below).

         Of the shares of Common Stock owned by Mr. Silverman, 81,000 shares were acquired in purchases in the open market at prices ranging from $4.94 per share to $10.40 per share. In addition, Mr. Silverman acquired 200,000 shares of the Company's Class A Convertible Preferred Stock (the "Preferred Stock"), at $2.50 per share. A copy of the Certificate of Designations of the Preferred Stock is attached hereto as Exhibit 11, and is hereby incorporated herein by reference in its entirety. Mr. Silverman purchased the shares of Common Stock which he beneficially owns and the shares of the Preferred Stock held by him using personal funds.

         Of the shares of Common Stock owned by Mr. Nash, 33,000 shares were acquired in purchases in the open market at prices ranging from $4.56 per share to $5.44 per share. In addition, Mr. Nash acquired 200,000 shares of the Preferred Stock. Mr. Nash purchased the shares of Common Stock which he beneficially owns and the shares of the Preferred Stock held by him using personal funds.

         ITEM 4 OF THE SCHEDULE 13D, "PURPOSE OF TRANSACTION," IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         Each of the Reporting persons acquired beneficial ownership of the shares of Common Stock and Preferred Stock to which this Statement relates for investment purposes and to add to their respective equity interest in the Company.


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         ITEM 4(a) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW
PARAGRAPHS AT THE END THEREOF:

            Mr. Silverman purchased 200,000 shares of Preferred Stock of the Company at $2.50 per share. The Preferred Stock is non-voting and automatically convertible into 200,000 shares of Common Stock of the Company upon approval by the shareholders of the Company of such conversion at the next annual meeting of shareholders of the Company. See Item 6.

            Mr. Nash purchased 200,000 shares of Preferred Stock of the Company at $2.50 per share. The Preferred Stock is non-voting and is automatically convertible into 200,000 shares of Common Stock of the Company upon approval by the shareholders of the Company of such conversion at the next meeting of shareholders of the Company. See Item 6.

         ITEM 5(a) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         As of January 16, 2001, the Reporting Persons, taken together, beneficially owned an aggregate of 8,204,000 shares of Common Stock (including 6,500,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options (collectively, the "Stock Options") and 400,000 shares issuable in the future upon conversion of the Preferred Stock held by such Reporting Persons (collectively, the "Preferred Stock Holdings")), representing approximately 47.10% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options and full conversion of the Preferred Stock Holdings). This percentage ownership is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 11,458,140 shares of Common Stock reported by the Company to be issued and outstanding as of October 26, 2000 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, plus 1,562,500 shares of Common Stock issued in connection with the Company's purchase of Willey Brothers, Inc., plus the 4,000,000 shares of Common Stock underlying the Silverman Company Options and the Nash Company Options, plus the 400,000 shares issuable upon conversion of the Preferred Stock, for a total of 17,420,640 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons and the full conversion of the Preferred Stock Holdings.

         Mr. Silverman beneficially owns 4,131,000 shares of Common Stock, or approximately 27.14%, of the outstanding shares of Common Stock (assuming full exercise of all of the Aggregate Silverman Stock Options and the conversion of all of the Preferred Stock held by the Reporting Person). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 11,458,140 shares of Common Stock reported by the Company to be issued and outstanding as of October 26, 2000 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, plus 1,562,500 shares of Common Stock issued in connection with the Company's acquisition of Willey Brothers, Inc., plus the 2,000,000 shares of Common Stock underlying the Silverman
Company Options, plus the 200,000 shares issuable upon conversion of the Preferred Stock held by Mr. Silverman, for a total of 15,220,640 shares, and assumes the full exercise of all of the Aggregate Silverman Stock Options and conversion of the Preferred Stock held by Mr. Silverman.

         Mr. Nash beneficially owns 4,073,000 shares of Common Stock, or approximately 26.76%, of the outstanding shares of Common Stock (assuming full exercise of the Aggregate Nash Stock Options and the conversion of all of the Preferred Stock held by the Reporting Person). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 11,458,140 shares of Common Stock reported by the Company to be issued and outstanding as of October 26, 2000 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, plus 1,562,500 shares of Common Stock issued in connection with the Company's acquisition of Willey Brothers, Inc., plus the 2,000,000 shares of Common Stock underlying the Nash Company Options, plus the 200,000 shares issuable upon conversion of the Preferred
Stock held by Mr. Nash, for a total of 15,220,640 shares, and assumes the full exercise of all of the Aggregate Nash Stock Options and the conversion of the Preferred Stock held by Mr. Nash.

         ITEM 5(b) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         By reason of the Agreement described in Item 6 below, the Reporting Persons may be deemed to share voting power with certain other shareholders of the Company (including Robert S. Trump) with respect to voting their shares at the next meeting of the shareholders of the Company in favor of proposals to ratify and approve the conversion rights contained in certain promissory notes delivered by the Company to each of Thomas P. Willey and James M. Willey as partial consideration for the Company's acquisition of Willey Brothers, Inc. and the conversion of the Preferred Stock into Common Stock. See Item 6 for information relating to such agreement. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership, by reason of the provisions of such Agreement, of the Common Stock owned by such other shareholders (including Robert S. Trump).

         ITEM 5(c) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         Mr. Silverman acquired the following shares of Common Stock of the Company in open market transactions, on the dates and at the prices indicated:
5,000 shares on April 3, 2000 at $10.40 per share; 10,000 shares on April 3, 2000 at $10.13 per share; 10,000 shares on April 4, 2000 at $9.99 per share; 1,000 shares on April 7, 2000 at $8.19 per share; 39,000 shares on April 19, 2000 at $5.92 per share; 10,000 shares on April 24, 2000 at $4.94 per share; and, 6,000 shares on April 27, 2000 at $6.78 per share.

         Mr. Nash acquired the following shares of Common Stock of the Company in open market transactions, on the dates and at the prices indicated: 10,000 shares on April 20, 2000 at $5.44 per share; 10,000 shares on April 20, 2000 at $5.31 per share; 1,000 shares on April 20, 2000 at $5.19 per share; 600 shares on April 20, 2000 at $5.00 per share; 6,400 shares on April 24, 2000 at $4.63 per share; and, 5,000 shares on April 24, 2000 at $4.56 per share.

         ITEM 6 OF THE SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER," IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         Pursuant to the terms of an Agreement, dated as of January 11, 2001, between the Company, Jeffrey S. Silverman, Ronald Nash, William Lilley III, Laurence J. DeFranco, Robert Trump, James M. Willey and Thomas P. Willey, a copy of which is attached hereto as Exhibit 12 and is incorporated herein by reference in its entirety, the Company has agreed to submit to its shareholders, as soon as practicable, a proxy statement, prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including, among other matters, a proposal seeking shareholder approval of the conversion rights contained in certain promissory notes delivered by the Company to each of Thomas
P. Willey and James M. Willey as partial consideration for the Company's acquisition of Willey Brothers, Inc., and the conversion of the Preferred Stock into Common Stock (the "Proposals"). Each of such parties, including the Reporting Persons hereunder, have agreed to vote in favor of the Proposals.

         ITEM 7 OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW EXHIBITS AT THE END THEREOF:

         Exhibit 11  - Certificate of Designations of Class A Convertible
                       Preferred Stock of the Company

         Exhibit 12  - Voting Agreement

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                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 25, 2001


                                                    /s/ Jeffrey S. Silverman
                                                  -----------------------------
                                                  Name: Jeffrey S. Silverman



                                                    /s/ Ronald Nash
                                                  -----------------------------
                                                  Name: Ronald Nash